SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 In the Matter of                                              CERTIFICATE
 Cinergy Corp. et al.                                              OF
 File No. 70-9015                                              NOTIFICATION

       (Public Utility Holding Company Act of 1935)


         With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies -- namely, Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy Investments"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"),1 Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") -- and the Commission's order dated May 30, 1997 with respect thereto (Rel. No. 35-26723), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:

     1. The following lists the maximum principal amount of external short-term borrowings -- i.e., bank borrowings and/or commercial paper -- at any time outstanding during the calendar quarter ended June 30, 2001 for the following companies: (a) CG&E -- $10 million; (b) PSI -- $150 million; (c) ULH&P -- $0;
(d)  Lawrenceburg -- $0; (e) Miami -- $0; (f) Tri-State -- $0; (g) KO -- $0; and
(h) Cinergy Services -- $0.

     2. With respect to the operation of the Cinergy system money pool during the calendar quarter ended June 30, 2001: (a) the average annual interest rate applicable to borrowings by participating companies was 5.10% (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) CG&E-- $417.3 million, (ii) PSI-- $300.0 million, (iii) ULH&P-- $24.3 million, (iv) Lawrenceburg-- $2.9 million, (v) Miami-- $0, (vi) Tri-State-- $0, (vii) KO-- $0, and (viii) Cinergy Services-- $2.0 million; and
(c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) Cinergy-- $463.1 million, (ii) CG&E-- $225.7 million,
(iii) PSI-- $93.1 million,  (iv) ULH&P -- $8.1 million,  (v)  Lawrenceburg-- $0,
(vi) Miami-- $0, (vii) Tri-State-- $0, (viii) KO-- $0, and (ix) Cinergy Services-- $68.3 million.

                             S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 9, 2001

                                            CINERGY SERVICES, INC.


                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer

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1 West Harrison was merged into PSI and out of existence in a transaction exempt from Commission approval requirements under the Act consummated in early
January, 2001.